KROLL BOND RATING AGENCY, INC.

Form NRSRO Certification filed as of March 30, 2016

EXHIBIT 4:

Organizational Structure

LEGAL STRUCTURE



Wharf Ratings Acquisition LLC
Delaware LLC
Formed Oct 2015

KBRA Holdings, Inc.
Delaware Corporation
Formed April 2010
FEIN 27-2484015

845 Third Avenue, 4th Floor
New York, NY 10022

KBRA Analytics, Inc.
Delaware Corporation
Formed September 2013
FEIN 46-3645331

Holds a minority investment in Weiss Residential Research, LLC

Kroll Bond Rating Agency, Inc.
Delaware Corporation
Formed February 1984
FEIN 54-1309629

F/K/A LACE Financial Corporation
Acquired August 2010

Maryland Office
1311 South Main Street, Suite 304
Mt. Airy, MD 21771

Pennsylvania Office
200 Dryden, Suite 3600
Dresher, PA 19025

New York Office
845 Third Avenue, 4th Floor
New York, NY 10022

Senior Team and Functional Areas


Jules Kroll
Chairman & CEO
NRSRO Board Committee
Vanessa Bajaio
Executive Assistant
Jim Nadler
President & COO
Ajay Junnarkar
CFO and CAO
Angela Liang
General Counsel
Murray Markowitz
Chief Compliance Officer
Monica Cottman
Executive Assistant
Jerome Fons
Special Projects Executive Vice President
Ira Powell
Chief Credit Officer
Ken Weinstein
Senior Director, Corporates
Matthew McDonald
Senior Director
Quantitative Risk Management
Juliet Zhu
Associate Director, Credit Policy
Karen Daly
Monolines & Public Finance
Kim Diamond
Head of Structured Finance
Kate Kennedy
Investor Relations
Susan Levitt
Issuer Relations
Chris Whalen
Financial Institutions
William Wright
CTO
Andrew Giudici
RMBS and Project Finance
Rosemary Kelley
ABS Consumer
Tony Nocera
ABS Commercial
Eric Thompson
CMBS